Exhibit A

A further statement from Stelios about Stelmar

posted:  Sep 21, 2004

Further to publishing my lawyers’ letter to Stelmar yesterday, and given the risk evident from today’s publicity that the messages can be lost, I would like to sum up my views on the two issues which are separate and distinct from each other:

In my view, there is a significant question as to whether the directors acted in breach of their fiduciary duties when they refused even to talk to OMI in May 04. Had they accepted the 3.1 OMI shares offered for each Stelmar share back then, today our company would have been worth some $140 million dollars more than what they have accepted now. I continue to reserve my rights in that respect and am reviewing the options available to me.

In my view, on the basis of the Board’s recent actions, shareholders should question whether the directors held a fair auction of Stelmar and in my view, these questions can only be answered through complete transparency of the processes. In my view, Shareholders need more information in two areas: a) was there a higher offer to exchange shares for shares, however tentative, which the directors discouraged in order to keep their jobs? b) what remuneration, however tentative, has been offered to any of the officers or directors since May 04. We need to know whether, and, if so, how much the officers and directors have enriched themselves in this process. In my view, any remuneration should be put to the shareholders for a separate vote.

I remain concerned about the process undertaken to date and I continue to review all options as I await meaningful information from the Company on these important issues.

Stelios

easyGroup chairman and founder of Stelmar Shipping

Stelmar is the shipping business founded by Stelios in 1992 which he listed on the New York stock exchange in 2001. Stelios stepped down as chairman in 2002 but remains a significant shareholder in the business with the Haji-Ioannou family owning 27% of Stelmar shares.